EXHIBIT 99.1

DeFi Technologies Venture Portfolio Company AMINA Bank Delivers Record Growth in 2024

  Transformational Growth: AMINA Bank, a DeFi Technologies venture portfolio company, grew AUM by 136% to US$4.2B and increased revenue by 69% to US$40.4M in 2024, achieving quarterly profitability in Q4.
  Strategic Validation: DeFi Technologies made an investment of US27.35M (CHF 25M) when AMINA Bank had approximately US$1B AUM. The growth of AMINA Bank reinforces the Company's venture strategy and conviction in regulated digital asset banking and services.
  Global Expansion & Resilience: AMINA Bank doubled banking revenues across jurisdictions, grew Abu Dhabi and Hong Kong operations by 150% and 570% YoY respectively, and maintained zero lending defaults and capital ratios far above regulatory requirements.

TORONTO, June 16, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to an update on record-breaking full-year 2024 results by its venture portfolio company, AMINA Bank AG ("AMINA Bank"), a Swiss-licensed digital asset bank.

DeFi Technologies holds a 5.07% equity stake in AMINA Bank, having participated in the company's Series C fundraising round with an investment of US$27.35 million (CHF25 million or CAD 34.25 million as of Jan 12, 2022) at a time when AMINA Bank's assets under management ("AUM") stood at approximately US$1 billion. The investment is a core component of DeFi Technologies' DeFi Ventures strategy and reflects the Company's mission to support innovative, institutional-grade financial infrastructure driving digital asset adoption worldwide.

Since DeFi Technologies' initial investment, AMINA Bank has executed a global transformation and posted outstanding financial results in 2024, including:

  Revenue growth of 69%, reaching USD $40.4 million
  136% increase in AuM, closing the year at USD $4.2 billion
  $801 million in net new asset inflows (NNAs)
  Quarterly profitability achieved in Q4 2024
  Zero defaults in its lending book over five+ years
  Nearly 20 active B2B2C partnerships, including some of Europe's largest private banks

AMINA's growth is underpinned by strong fundamentals, with a Liquidity Coverage Ratio of 228% and a CET1 capital ratio of 34% — more than double the regulatory requirement — positioning the bank for long-term resilience and expansion.

"We invested in AMINA Bank when its AUM was just over $1 billion, and to see it more than quadruple in just three years is a clear validation of our investment thesis," said Olivier Roussy Newton, CEO of DeFi Technologies. "AMINA Bank is not just growing — it is shaping the future of crypto banking. Its expansion into Asia and the Middle East, zero-default lending record, and rising B2B2C traction show that it's uniquely positioned to meet the needs of both retail and institutional clients in a fast-evolving financial landscape."

Geographically, AMINA Bank's Abu Dhabi operations grew revenue by 150% YoY, and Hong Kong by 570% YoY. Across all jurisdictions, banking revenues doubled. This global growth reflects AMINA Bank's pivot to a scalable, client-first banking model supported by cutting-edge technology and strategic partnerships with key players in both Web3 and traditional finance.

Looking ahead, AMINA Bank is set to launch a next-generation crypto banking platform and mobile experience in 2025, underpinned by a modern, API-first architecture designed to support B2C, B2B, and B2B2C offerings.

This performance reinforces DeFi Technologies' strategy of investing in foundational infrastructure at the intersection of traditional and decentralized finance. The Company remains focused on driving long-term value for shareholders through targeted exposure to the most innovative and institutional-ready platforms in the digital asset ecosystem.

For further information on AMINA's Q4 2024 and FY 2024 results, visit: www.aminagroup.com

About AMINA — Crypto. Banking. Simplified.
Founded in April 2018 and headquartered in Zug, AMINA Bank is a pioneer in the financial industry. In August 2019, AMINA received a Swiss banking and securities dealer license from FINMA. The broad, vertically integrated spectrum of services, combined with the highest security standards, make AMINA's value proposition unique. AMINA operates globally from its regulated hubs in Switzerland, Abu Dhabi, and Hong Kong to offer fiat and crypto services to progressive investors, traditional and crypto-native alike, whether individuals, corporates, or institutions.

CVVC Global Report and CB Insights named AMINA as one of the Top 50 Companies within the blockchain ecosystem. Aite Group awarded AMINA their 2021 Digital Wealth Management Impact Innovation Award in the 'Digital Startup of the Year' category, and LinkedIn listed AMINA as one of the Top Startups 2021 in Switzerland. In 2022, AMINA won the Digital Assets Offering or Service at the WealthBriefing Swiss EAM Awards, and the bank was also recognised for its product offering SEBAX and won the Best ETP of the Year award at the Swiss ETF Awards 2022. In 2023, AMINA won the European WealthBriefing Award in the Digital Assets Solution, Fund Manager category.  To learn more about AMINA, visit www.aminagroup.com

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the business plans of AMINA Bank; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the ability of AMINA Bank to execute on its business plans; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 16-JUN-25